

Mundoval Fund

Global Value Investing

1Q10 Mundoval Update

The First Quarter 2010 Mundoval Commentary is now available.

Click here for an investment outlook from Portfolio Manager, **Art Johnson**.

Mundoval Differentiators

- Portfolio Manager invested in fund alongside clients.
- Long-term, multi-year investment horizon with low portfolio turnover.
- Concentrated, "best ideas" portfolio.
- Conservative business value estimates that prioritize free cash flow generation.

Mundoval Facts
as of 3/31/10

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	40
2009 Turnover:	15%
Net Assets:	$10.2 mil
Expense Ratio:	1.50%

No sales loads or distribution fees

Learn More

Read about the Mundoval Fund's global value strategy and download an account application at:

www.Mundoval.com

Healthcare Overhaul: *Will Reforms Leave Your Investments Ailing?*

As of March 31, 2010, healthcare businesses accounted for about 24% of the Mundoval Fund, with no immediate changes planned. While we continue to monitor healthcare system reforms, as long-term investors we're more intrigued by secular healthcare trends, such as:

An Aging Global Population > People age 65+ will account for 21% of the world's population by 2050, up from 10% in 2000.[1]

Age & Medicine Use Rise In Tandem > 4 of 5 people over age 75 take at least one prescribed medicine, with 36% taking 4 or more medicines.[2]

As Nations Grow, So Does Their Healthcare Spending > By 2020, real GDP for the world's seven most rapidly developing countries is projected to triple from 2004 levels, with demand for health services rising concordantly.[3]

Mundoval Fund: *Investing for Long-Term Financial Health*

Our bottom-up research and preference for high-quality, cash-generative businesses has led us to invest in 6 of the top-10 pharmaceutical companies as ranked by 2008 sales[4,5]:

Mundoval Holding	Company	2008 Sales ($Mil)
✓	Pfizer	$43,363
✓	GlaxoSmithKline	$36,506
✓	Novartis	$36,172
✓	Sanofi-Aventis	$35,642
✓	Astrazeneca	$32,516
	Roche	$30,336
✓	Johnson & Johnson	$29,425
	Merck	$26,191
	Abbott	$19,466
	Lilly	$19,140

1. United Nations Department of Economic and Social Affairs, *World Population Ageing: 1950-2050* (http://www.un.org). 2. United Kingdom Department of Health, *Medicines and Older People* (http://www.dh.gov.uk). 3. PricewaterhouseCoopers, *Pharma 2020: The Vision* (http://www.pwc.com). 4. IMS Health, *Top-line Industry Data: Top 15 Global Corporations, 2008* (www.imshealth.com). 5. Portfolio holdings are subject to change and are not recommendations to buy or sell individual stocks.

Important Considerations:

Investors should consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling (877) 59-FUNDS, or by visiting the Fund's website at www.mundoval.com. Please obtain and carefully read the prospectus before investing.

7855 Ivanhoe Avenue, Suite 210 | La Jolla, CA 92307 | (858) 454-4837 | info@mundoval.com


America
Septentrion

MUNDOVAL FUND

GLOBAL VALUE INVESTING

Will Healthcare Reforms Leave Your Investments Ailing?

Investor update, April 2010

As of March 31, 2010, healthcare businesses accounted for about 24% of the Mundoval Fund, with no immediate changes planned. While we continue to monitor healthcare system reforms, as long-term investors we're more intrigued by secular healthcare trends, such as:

The Aging Global Population ➡ People age 65+ will account for 21% of the world's population by 2050, up from 10% in 2000.[1]

Age & Medicine Use Rise In Tandem ➡ 4 of 5 people over age 75 take at least one prescribed medicine, with 36% taking 4 or more medicines.[2]

As Nations Grow, So Does Their Healthcare Spending ➡ By 2020, real GDP for the world's seven most rapidly developing countries is projected to triple from 2004 levels, with demand for health services rising concordantly.[3]

Investing for Long-Term Financial Health

Our bottom-up approach to research and preference for high-quality, cash-generative businesses has led us to invest in several health-care businesses as of 3/31/10, including 6 of the top-10 pharmaceutical companies as ranked by 2008 sales[4, 5]:

Mundoval Fund Industry Weights as of 3/31/10


Health Care
24.29%
Financials
18.24%
Industrials
17.00%
Information Technology
12.18%
Consumer Discretionary
12.12%
Consumer Staples
9.12%
Telecommunication Services
3.61%
Materials
2.18%

Top Pharmaceutical Businesses[4,5]

Company	2008 Sales	Mundoval Holding
Pfizer	$43,363	✓
GlaxoSmithKline	$36,506	✓
Novartis	$36,172	✓
Sanofi-Aventis	$35,642	✓
Astrazeneca	$32,516	✓
Roche	$30,336	
Johnson & Johnson	$29,425	✓
Merck	$26,191	
Abbott	$19,466	
Lilly	$19,140	

1. United Nations Department of Economic and Social Affairs, *World Population Ageing: 1950-2050* (http://www.un.org). 2. United Kingdom Department of Health, *Medicines and Older People* (http://www.dh.gov.uk). 3. PricewaterhouseCoopers, *Pharma 2020: The Vision* (http://www.pwc.com). 4. IMS Health, *Top-line Industry Data: Top 15 Global Corporations, 2008* (www.imshealth.com). 5. Portfolio holdings are subject to change and are not recommendations to buy or sell individual stocks.

About the Mundoval Fund

Investment Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses.

The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

Fund Facts as of 3/31/10

Ticker	MUNDX	2009 Portfolio Turnover	15%
CUSIP	62613P202	Net Assets (millions)	$10.20
Inception Date	9/3/2004	Expense Ratio	1.50%
Total Holdings	40	*No sales loads or distribution fees*	

Differentiating Factors

- Portfolio Manager invested in fund alongside clients.
- Long-term, multi-year investment horizon with low portfolio turnover.
- Concentrated portfolio of high-conviction ideas.
- Business valuations that prioritize free cash flow generation.

You should consider the investment objectives, risks, charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

7855 Ivanhoe Avenue, Suite 210 | La Jolla, CA 92037 | (858) 454-4837 | info@mundoval.com | WWW.MUNDOVAL.COM